Exhibit 99.1

ASX ANNOUNCEMENT

27 February 2012

Genetic Technologies announces Financial Results for

Half-Year ended 31 December 2011

•                  BREVAGen launch off to strong start with sales trends accelerating into early 2012

•                  Reimbursement economics improving as Company executes contracts with leading U.S. PPOs

Melbourne, Australia; 27 February 2012: Genetic Technologies Limited (ASX: GTG, NASDAQ: GENE) today announced financial results for the first half of the Company’s fiscal year ending 30 June 2012.  The Company reported a total comprehensive loss of $3.3 million, which compares to a gain of $4.2 million in the prior year period.  Operating expenses for the period were $3.5 million, down from $5.3 million in the prior year period.  The Company’s cash position as of 31 December 2011 totalled $12.6 million, boosted by the successful placement of 60 million ordinary shares priced at $0.195 in July 2011.

Of particular note during the period, the Company saw encouraging uptake of its pilot launch in the U.S. for BREVAGen™, its non-familial breast cancer risk assessment test.  This targeted commercial program commenced in June 2011 in seven discrete territories across the U.S.  The initial six months were utilized by regional sales managers to gauge physician response to the sales and marketing message, fine-tune test logistics and streamline successful dealings with insurance providers.  More than 1,320 test kits were placed across 246 targeted obstetric and gynaecologic practice accounts, representing a 68% acceptance rate among targeted accounts.  At calendar year end, 125 tests had been ordered by 53 physicians.  Month-on-month sales figures continue to trend upwards, with a record month’s sales recorded in February 2012.

“We are pleased with our overall performance during the period under review,” said Dr. Paul MacLeman, Chief Executive Officer of Genetic Technologies.  “Several significant milestones were achieved during the period, including the successful pilot launch of BREVAGen™ and the achievement of several key contracts with leading PPOs to secure reimbursement for the test.  We continue to receive positive reviews from physicians who have used the test, and are excited to commence further validation studies in the coming months to further expand BREVAGen™’s breadth of use to non-Caucasian ethnicities.”

Revenues generated by the Company’s out-licensing program were reduced as compared to the previous corresponding period, with three Settlement and License Agreements having been executed during the half-year.  This result is not unexpected as the Company’s third patent infringement suit enters the “discovery” process, typically with larger settlements being reached as the suit progresses through and beyond discovery.  To that end, a number of settlement negotiations with various parties in both the US and Europe, some of which are the subject of the patent infringement suits filed by the Company in the US, are underway.

ENDS

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman	Rudi Michelson (Australia)	Laura Landry (USA)
Chief Executive Officer	Monsoon Communications	BluePrint Life Science Group

Genetic Technologies Limited	+61 3 9620 3333	+1 (415) 375 3340 Ext. 2022
Phone: +61 3 8412 7000

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer. The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer. The BREVAGen™ test may be especially useful for women predisposed to hormone dependant breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and of 1995. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040